EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
On Track Innovations Ltd.

We consent to the use of our report dated March 28, 2010, with respect to the consolidated balance sheets of On Track Innovations Ltd (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and non controlling interest, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 20-F of the Company, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Somekh Chaikin Somekh Chaikin Certified Public Accountants (Isr.) A Member Firm of KPMG International

Tel-Aviv, Israel
January 3, 2011